UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number:

Santacruz Silver Mining Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

480 – 1140 West Pender Street

Vancouver, British Columbia

Canada V6E 4G1

(604) 687-1224

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copies of all communications, including communications sent to agent for service, should be sent to:

Rick A. Werner, Esq.

Alla Digilova, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

Tel. (212) 659-7300

Fax (212) 884-8234

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value	SCZM	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

☐	Annual information form	☐	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☐	No	☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	☐	No	☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

EXPLANATORY NOTE

Santacruz Silver Mining Ltd. (the “Company”) is a Canadian public company whose common shares are listed on the TSX Venture Exchange, the Over the Counter QX and the Frankfurt Stock Exchange. The Company is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act (the “Registration Statement”). The Company is a “foreign private issuer” as defined by Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

References to the “Registrant” or “Company” in this Registration Statement mean Santacruz Silver Mining Ltd. and its subsidiaries, unless the context suggests otherwise.

Restatement Background

During the year ended December 31, 2024, the Company identified several errors in the previously filed 2023 and 2022 financial statements. The Company has determined that a correction was required and as such, has restated its previously reported consolidated financial statements as at and for the year ended December 31, 2023 and the consolidated statement of financial position as at January 1, 2023. The nature and impact of the corrections are described below:

Joint operation adjustments: The Illapa entity is 100% owned by the Company however its operations are part of a joint association agreement in which the Company has a 45% interest and the remaining 55% interest is held by Corporación Minera de Bolivia (“COMIBOL”). The errors identified affect multiple lines in the consolidated financial statements due to incorrectly accounting for the proportion of the Company’s interest in certain assets, liabilities, income and expenses of the Joint Operation. The Company previously recorded 100% of the Illapa entity’s foreign exchange gain/loss, additions to mineral properties, plant and equipment and certain intercompany expenses which form part of the Joint Operation and should have been recognized at 45%, the Company’s proportional interest.

CAPEX Receivable & PPA adjustments: The Illapa Joint Operation’s association agreement establishes that the Company will transfer its 45% ownership of all the fixed assets of the joint operation to COMIBOL at the end of the agreement and COMIBOL will compensate the Company for the asset transfer at different points in time throughout the agreement by either making payments to the Company or reducing the amount payable to COMIBOL for its 55% interest in the joint operation.  The payment from COMIBOL is compensation for the transfer of the Company’s 45% interest in mineral properties, plant & equipment to COMIBOL at the end of the contract, so this amount should not have been recognized as a receivable but rather as part of the residual value of the assets. The adjustments to the CAPEX receivable also triggered an adjustment to the Purchase Price Allocation that was initially recognized in the Sinchi Wayra and Illapa Acquisition in 2022.

Amortization of Purchase Price Allocation (PPA) & Impairment: In the fourth quarter of 2024, the Company identified errors in the depreciation, depletion and amortization expense that were generated from the Sinchi Wayra and Illapa acquisition. The amortization expense was recorded incorrectly due to differences between the local accounting records and the consolidated accounting records.

PRINCIPAL DOCUMENTS

Each of the documents that is filed as an exhibit to this Registration Statement, as set forth in the Exhibit Index attached hereto, is incorporated by reference herein.

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.87, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.84 through Exhibit 99.87, inclusive, as set forth in the Exhibit Index attached hereto and as required by General Instruction D.(9) of Form 40-F.

FORWARD-LOOKING STATEMENTS

This Registration Statement and the exhibits attached hereto may contain certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, and within the meaning of Canadian securities laws, collectively referred to as “forward-looking statements.” The forward-looking statements contained in this Registration Statement are made only as of the date hereof. The forward-looking statements contained in the exhibits incorporated by reference in this Registration Statement are made only as of the respective dates set forth in such exhibits. The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Without limitation, these statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate,” “plan,” “contemplate,” “continue,” “estimate,” “expect,” “intend,” “propose,” “might,” “may,” “will,” “shall,” “project,” “should,” “could,” “would,” “believe,” “predict,” “forecast,” “target,” “aim,” “pursue,” “potential,” “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied on.

In particular, this Registration Statement and the exhibits attached hereto contain forward-looking statements or information pertaining to the following: future financial or operational performance; the expected timing for release of forecasts for 2026, including our estimated production of silver, zinc, lead and copper, and for our estimated cash costs, all-in sustaining cost, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; future anticipated prices for silver, zinc, lead and copper and other metals and assumed foreign exchange rates; the impacts of inflation on the Company and its operations; whether the Company is able to maintain a strong financial condition and have sufficient capital, or have access to capital, to sustain our business and operations; the timing and outcome with respect to the Company’s environmental, social and governance activities, and the Company’s corporate social responsibility activities and our reporting in respect thereof; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the potential maximum consideration payable pursuant to the omnibus agreement (the “Omnibus Agreement”) dated October 3, 2024 between Glencore Finance (Bermuda) Ltd., Glencore International AG (collectively, “Glencore”) the Company and certain subsidiaries of the Company; the future results of our exploration activities, anticipated mineral reserves and mineral resources; the costs associated with the Company’s decommissioning obligations; the Company’s plans and expectations for its properties and operations; and expectations with respect to the future anticipated impact of pandemics on our operations.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, include: our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; that the Company will receive all required regulatory approvals to operate; that the market price of zinc may be above certain minimum thresholds for the payment of the contingent payments to Glencore pursuant to the Omnibus Agreement; prices for silver, zinc, lead, copper remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in the Annual MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, some of which are described in the “Risks Factors” section of the Annual MD&A without limitation: fluctuations in silver, zinc, lead and copper prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the MXN, BOL and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; required regulatory approvals; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Bolivia or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, particularly in Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; that changes to the market price of zinc may affect the total consideration payable to Glencore pursuant to the omnibus agreement; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions, and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; the duration and effects of any epidemics or pandemics on our operations and workforce, and their effects on global economies and society. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Registration Statement in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates in this Registration Statement and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of United States securities laws.

As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“SK 1300”) under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not subject to the requirements of SK 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with SK 1300. Accordingly, information and documents included or incorporated by reference in this Registration Statement concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of SK 1300.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in United States dollars.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

DESCRIPTION OF THE SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at the close of business on January 9, 2026, 91,962,128 common shares of the Company were issued and outstanding as fully paid and non-assessable shares.

The holders of the common shares are entitled to vote at all meetings of holders of common shares, to receive dividends if, as and when declared by the directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The common shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of common shares to contribute additional capital and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of common shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent.

The Company has not paid any dividends on its common shares since its incorporation. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any “off-balance sheet arrangements” (as that term is defined in paragraph (11) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the Registrant’s contractual obligations, including payments due for each of the next five years and thereafter as at December 31, 2024:

	<1 year	1 – 2 years	2 – 5 years	>5 years	Total
	$	$	$	$	$
Trade payables and accrued liabilities	41,329	8,608	-	-	49,937
Consideration payable – Base Purchase Price (1), (2)	10,000	10,000	40,000	20,000	80,000
Consideration payable – CVR & additional payments (1)	1,118	3,499	6,468	1,272	12,357
Loans payable	16,432	3,137	-	-	19,569
Lease payments	704	23	-	-	727
	69,583	25,268	46,468	21,272	162,590

(1)	Consideration payable pursuant to the Omnibus Agreement.
(2)	The Base Purchase Price (as defined in the Omnibus Agreement), as disclosed in Note 9(a)(i) to the Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023 filed as Exhibit 99.1 to this Registration Statement, includes acceleration options that enable the Company to repay less than the contractually committed amounts as presented in the table above. On October 31, 2025 the Company made a final instalment, paying a total of $40,000,000 to exercise the accelerated payment option in full, thereby extinguishing the base purchase price obligation.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, https://santacruzsilver.com/, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

Concurrently with the filing of this Registration Statement, the Registrant will file with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities to which this Registration Statement relates.

Any changes to the name or address of the Company’s agent for service shall be communicated promptly to the U.S. Securities and Exchange Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 12, 2026

SANTACRUZ SILVER MINING INC.

By:	/s/ Andres Bedregal
Name:	Andres Bedregal
Title:	Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit No.	Description
99.1	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023
99.2	Management’s Discussion and Analysis for the years ended December 31, 2024 and 2023
99.3	Certification of Annual Filings (CFO) dated May 28, 2025
99.4	Certification of Annual Filings (CEO) dated May 28, 2025
99.5	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2025 and 2024
99.6	Management’s Discussion and Analysis for the quarter ended March 31, 2025
99.7	Certificate of Interim Filings (CEO) dated June 12, 2025
99.8	Certificate of Interim Filings (CFO) dated June 12, 2025
99.9	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2025 and 2024
99.10	Management’s Discussion and Analysis for the quarter ended June 30, 2025
99.11	Certificate of Interim Filings (CEO) dated August 20, 2025
99.12	Certificate of Interim Filings (CFO) dated August 20, 2025
99.13	Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2025 and 2024
99.14	Management’s Discussion and Analysis for the quarter ended September 30, 2025
99.15	Certificate of Interim Filings (CEO) dated November 27, 2025
99.16	Certificate of Interim Filings (CFO) dated November 27, 2025
99.17	Management Certification of Form 13-501F1 dated May 28, 2025
99.18	Management Certification of Form 13-502F1 dated May 28, 2025
99.19	Notice of Change of Auditor dated September 3, 2025
99.20	Letter from Former Auditor dated September 4, 2025
99.21	Letter from Successor Auditor dated September 5, 2025
99.22	Notice of Meeting and Record Date dated September 19, 2025
99.23	Notice of Meeting and Record Date dated October 15, 2025
99.24	Amended Notice of Meeting and Record Date dated October 16, 2025
99.25	Second Amended Notice of Meeting and Record Date dated October 17, 2025
99.26	Management Information Circular dated October 28, 2025
99.27	Form of Proxy with respect to annual general and special meeting of shareholders held on November 25, 2025
99.28*	Technical Report on the Advanced Project Caballo Blanco Mining Operations dated August 21, 2024
99.29*	Technical Report on the Advanced Project Bolivar Mining Operations dated August 21, 2024
99.30*	Technical Report on the Advanced Project Porco Mining Operations dated August 21, 2024
99.31*	Certificate of Qualified Person dated August 21, 2024
99.32*	Consent of Qualified Person dated August 21, 2024
99.33*	Certificate of Author dated August 21, 2024
99.34*	Certificate of Qualified Person dated August 21, 2024
99.35*	Consent of Qualified Person dated August 21, 2024
99.36*	Consent of Qualified Person dated August 21, 2024
99.37*	Certificate of Qualified Person dated August 21, 2024
99.38*	Consent of Qualified Person dated August 21, 2024
99.39*	Certificate of Qualified Person dated August 21, 2024
99.40*	Certificate of Qualified Person dated August 21, 2024
99.41*	Consent of Qualified Person dated August 21, 2024
99.42*	Consent of Qualified Person dated August 21, 2024
99.43*	Consent of Qualified Person dated August 21, 2024
99.44*	Consent of Qualified Person dated August 21, 2024
99.45*	Certificate of Author dated August 21, 2024
99.46*	Consent of Qualified Person dated August 21, 2024
99.47*	Certificate of Qualified Person dated August 21, 2024
99.48*	Certificate of Author dated August 21, 2024
99.49	Technical Report on Soracaya Project dated October 4, 2024
99.50	Consent of Qualified Person dated October 4, 2024
99.51	Certificate of Author dated October 4, 2024
99.52	Consent of Qualified Person dated October 4, 2024
99.53	Certificate of Author dated October 4, 2024
99.54	Articles of Incorporation
99.55	Clawback Policy

* To be filed by amendment

Exhibit No.	Description
99.56	News release dated January 30, 2025
99.57	News release dated February 10, 2025
99.58	News release dated February 27, 2025
99.59	News release dated March 3, 2025
99.60	News release dated March 20, 2025
99.61	News release dated May 1, 2025
99.62	News release dated May 6, 2025
99.63	News release dated May 14, 2025
99.64	News release dated May 28, 2025
99.65	News release dated June 2, 2025
99.66	News release dated June 9, 2025
99.67	News release dated June 12, 2025
99.68	News release dated June 16, 2025
99.69	News release dated June 26, 2025
99.70	News release dated June 26, 2025
99.71	News release dated July 7, 2025
99.72	News release dated July 29, 2025
99.73	News release dated August 11, 2025
99.74	News release dated August 21, 2025
99.75	News release dated September 4, 2025
99.76	News release dated October 7, 2025
99.77	News release dated October 28, 2025
99.78	News release dated November 3, 2025
99.79	News release dated November 17, 2025
99.80	News release dated November 26, 2025
99.81	News release dated November 27, 2025
99.82	News release dated December 8, 2025
99.83	News release dated January 5, 2025
99.84	Consent of Deloitte LLP
99.85	Consent of Qualified Person
99.86	Consent of Qualified Person
99.87	Consent of Qualified Person

* To be filed by amendment